Teva to Present New Respiratory Data at 2015 Annual Meeting of the American Academy of
Allergy, Asthma and Immunology

New Data Showcases Teva’s Respiratory Pipeline

JERUSALEM, February 20, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that four company-sponsored abstracts will be presented at the 2015 Annual Meeting of the American Academy of Allergy, Asthma and Immunology (AAAAI) in Houston, Texas. Data to be presented include two replicate 52-week Phase III global studies of the company’s anti-IL5 monoclonal antibody, reslizumab, in patients with asthma and elevated blood eosinophils who were inadequately controlled on medium-to-high doses of inhaled corticosteroids (ICS) with or without an additional controller. The data are scheduled for presentation on Monday, February 23 during an oral session titled “Asthma Therapy and Mechanisms.”

Also to be presented are two Phase III studies of beclomethasone dipropionate 40mcg, which gained FDA approval in December 2014, and is now available for the treatment of nasal symptoms associated with allergic rhinitis in children 4-11 years of age. In addition, a dose-response study evaluating the safety and efficacy of fluticasone/salmeterol multidose dry-powder inhaler (FS MDPI) in patients 12 years of age and older with persistent asthma will be presented.

“The AAAAI annual meeting provides Teva with an opportunity to showcase the strides we are making to optimize respiratory therapies for patients through delivery systems and therapies designed to address unmet needs,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “We are excited to present our data findings, particularly our Phase III clinical trial results for reslizumab, as they represent a pivotal step forward in providing severe asthma patients with new treatment options.”

The following Teva-sponsored data will be presented at the 2015 AAAAI Annual Meeting:

Reslizumab

•	Oral Presentation (#L1): Reslizumab Treatment for Moderate to Severe Asthma with Elevated Blood Eosinophil Levels

•	Monday, February 23, 2015; 2:00-3:15 PM; Room 342, Level Three, George R. Brown Convention Center

Beclomethasone dipropionate 40 mcg

•	Poster Presentation (#703): Once-Daily Treatment with Beclomethasone Dipropionate (BDP) Nasal Aerosol is Effective in Improving Total Nasal Symptom Scores (TNSS) in Children with Seasonal Allergic Rhinitis (SAR) Regardless of Baseline Symptom Severity

•	Monday, February 23, 2015; 9:45-10:45 AM; Exhibit Hall B2, Level Three, George R. Brown Convention Center

•	Poster Presentation (#704): Once-Daily Treatment with Beclomethasone Dipropionate Nasal Aerosol Is Effective in Improving Total Nasal Symptom Scores (TNSS) in Children with Perennial Allergic Rhinitis (PAR) Regardless of Baseline Symptom Severity

•	Monday, February 23, 2015; 9:45-10:45 AM; Exhibit Hall B2, Level Three, George R. Brown Convention Center

Fluticasone

•	Poster Presentation (#19): Dose-Ranging Study to Evaluate the Efficacy and Safety of Four Doses of Fluticasone Propionate/Salmeterol Multidose Dry Power Inhaler Compared with Fluticasone Propionate Multidose Dry Powder Inhaler and Fluticasone Propionate/Salmeterol Dry Powder Inhaler in Patients 12 Years of Age or Older with Persistent Asthma

•	Saturday, February 21, 2015; 9:45-10:45 AM; Exhibit Hall B2, Level Three, George R. Brown Convention Center

All abstracts have been published in an online supplement to the February issue of Journal of Allergy and Clinical Immunology.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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